THE McCAMMON GROUP

Maslow Media Group, Inc., et al. v. Viv's Holdings, LLC, et al.
The McCammon Group, Ltd., Case. No. 2021001391

## SUPPLEMENTAL AWARD OF ATTORNEYS' FEES AND EXPENSES

Upon consideration of the Petition for Attorney's Fees ("Petition") filed by Reliability, Inc. ("Reliability"), Maslow Media Group, Inc. ("MMG"), Nicholas Tsahalis ("Tsahalis"), Mark Speck ("Speck"), Jeffrey Eberwein ("Eberwein"), and Lone Star Value Management, LLC ("LSVM") (collectively, "Reliability Parties"), the Respondent's Brief in opposition to Petition for Attorney's Fees ("Response") filed by Vivos Holdings, LLC ("Vivos"), Vivos Real Estate Holdings, LLC ("VREH"), Naveen Doki ("Naveen"), Silvija Valleru ("Valleru"), Kaylan Pathuri ("Pathuri"), Shirisha Janumpally ("Janumpally"), Judos Trust by Shirisha Janumpally, Trustee (" Judos Trust"), and Igly Trust by Kaylan Pathuri ("Igly Trust") (collectively, "Respondents"), and the Reply to Response to Petition for Attorney's Fees ("Reply") filed by the Reliability Parties, and for the reasons set forth herein, the Arbitrator hereby enters this Supplemental Award of Attorneys' Fees and Expenses.

## BACKGROUND

On September 18, 2019, a Merger Agreement was entered into by and among Reliability, R-M Merger Sub, Inc. ("Merger Sub"), MMG, Naveen, Valleru, and Eberwein. Among the provisions of the Merger Agreement relevant to the issue of attorneys' fees and expenses are the following:

**Section 9.02** Indemnification by the Shareholders. Subject to the other terms and conditions of this Article IX, if the Closing occurs, the Shareholders, jointly and severally (collectively "Shareholders Indemnitors") agree to indemnify Reliability, Reliability's Affiliates, Mr. Eberwein, Mr. Eberwein's Affiliates, and each of their respective Representatives (collectively, the "Reliability Indemnitees") against, and agree to hold each of Reliability Indemnitees harmless from and against, and agree to pay and reimburse each of Reliability Indemnitees for, any and all Losses (in each of the following cases, together with any out-of-pocket fees and expenses, including attorneys' and accountants' fees), incurred or sustained by, or imposed upon, Reliability Indemnitees based upon, arising out of, with respect to or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Maslow or the Shareholders contained in this Agreement, any Transaction Document or in any certificate or instrument delivered by or on behalf of Maslow or the Shareholders pursuant to this Agreement, or pursuant to any Transaction Document, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Maslow or the Shareholders pursuant to this Agreement or pursuant to any Transaction Document;

* * *

**Section 9.06** Certain Limitations. The indemnification provided for in Section 9.02 and Section 9.03 shall be subject to the following limitations:

* * *

(c) The Parties acknowledge and agree that the maximum liability of Shareholders Indemnitors, on the one hand, and Mr. Eberwein, on the other hand, for indemnification pursuant to this Article IX shall be the sum of $1,000,000 (the "Cap"), and neither Mr. Eberwein, on the one hand, nor the Shareholders, on the other hand, shall have any liability to the other in excess of the Cap.

* * *

**Section 9.09** Exclusive Remedy. In the event that the Closing occurs, the indemnification provisions contained in this Article IX shall be the sole and exclusive remedy of the Parties with respect to the Contemplated Transactions for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements of the Parties hereto or any other provision of this Agreement or arising out of the Contemplated Transactions, except (i) with respect to any equitable remedy to which such Party may be entitled to with respect to any claims or causes of action arising from the breach of any covenants or agreement of a Party that is to be performed subsequent to the Closing Date, or (ii) with respect to a Party, an actual and intentional fraud with

respect to this Agreement and the Contemplated Transactions. In furtherance of the foregoing, each Party hereto, for itself and on behalf of its Affiliates, hereby waives, from and after the Closing, to the fullest extent permitted by applicable law and except as otherwise specified in this Article IX, any and all rights, claims and causes of action it may have against any other Party hereto relating to the subject matter of this Agreement or any other agreement, certificate or other document or instrument delivered pursuant to this Agreement, arising under or based upon any applicable law.

**Section 9.10** Limitation on Damages. **IN NO EVENT WILL ANY PARTY BE LIABLE TO ANY OTHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT OR IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS FOR SPECIAL, GENERAL, INDIRECT, CONSEQUENTIAL, OR PUNITIVE OR EXEMPLARY DAMAGES, INCLUDING DAMAGES FOR LOST PROFITS OR LOST OPPORTUNITY, EVEN IF THE PARTY SOUGHT TO BE HELD LIABLE HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.**

In accordance with the parties' Agreement to Arbitrate, the Arbitrator entered an Amended and Supplemental Arbitration Award dated May 17, 2023 ("Award"), which is incorporated herein by reference. Regarding the issue of attorneys' fees and expenses, the Arbitrator first made "an award in favor of [MMG] and against [Vivos] under Note III in the amount of $800,448, with interest thereon from June 30, 2022, at the rate of 2.5% per year, plus collection costs, including reasonable attorneys' fees, incurred in the effort to collect Note III." (Award, pg. 65).

Second, the Arbitrator made the following findings of fact regarding fraud:

The arbitrator finds that the fraud heretofore determined regarding Notes I, II, and the Personal Guaranty constitute "actual and intentional fraud" under Section 9.09. Consequently, the indemnification liability of the Shareholders and New Shareholders is not limited by the cap of $1,000,000 under Section 9.06(c) or the satisfaction of such liability only from the common stock of Reliability under Section 9.06(d). Therefore, the arbitrator finds joint and several liability for fraud damages in the amount of $4,327,127 (Note I, which includes the Personal Guaranty - $3,484,315, plus Note II - $842,812), plus interest thereon at the rate of 6% per year from August 31, 2022, "together with any out-of-pocket fees and expenses, including attorneys' and accountants' fees," by and among (1) Naveen and Valleru, under Section 9.02, and (2) Janumpally, individually and as Trustee of Judos Trust, and Pathuri, as Trustee of Igly Trust, under Sections 6.10 and 9.02 and the Joinder Agreement. (Award, pgs. 48-49) (footnotes omitted).

Accordingly, the Arbitrator entered the following award:

(6) an award in favor of Reliability, Inc. and against Naveen Doki, Silvija Valleru, Shirisha Janumpally, individually and as Trustee of Judos Trust, and Kaylan Pathuri, as Trustee of Igly Trust, jointly and severally, for fraud damages in the amount $4,327,127 (Note I, which includes the Personal Guaranty, – $3,484,315, plus Note II – $842,812), plus interest thereon at the rate of 6% per year from August 31, 2022, together with any out-of-pocket fees and expenses, including attorneys' and accountants' fees. (Award, pg. 66)

## DISCUSSION

### I. Parties Entitled to an Award of Attorneys' Fees and Expenses

(A) Arguments of the Parties: The Reliability Parties claim that they are entitled to an award of attorneys' fees and expenses under Note III, the Award, and/or the Merger Agreement. Specifically, the Reliability parties assert that under Note III and the Award MMG is entitled to recover its collection costs, including reasonable attorneys' fees incurred in its efforts to recover the amounts due under Note III. Further, according to the Reliability Parties, Reliability is entitled to recover its "out-of-pocket fees and expenses, including attorneys' and accountants' fees" under Sections 9.02 and 9.09 of the Merger Agreement and under the award of fraud damages set forth in paragraph (6) of the Award. Finally, the Reliability Parties contend that MMG, Tsahalis, Speck, Eberwein, and LSVM are entitled to recovery of their respective "out-of-pocket fees and expenses, including attorneys' and accountants' fees" under Sections 9.02 and 9.09 of the Merger Agreement.

Respondents do not dispute that MMG is entitled to recover its "collection costs, including reasonable attorneys' fees," under Note III, but claim that the evidence submitted by the Reliability Parties regarding such collection costs support a recovery of only $2,367 (Response, pg. 22)[1]. Regarding Reliability, the Respondents acknowledge that section 9.02 of

[1] The Respondents also assert that they "never denied the 3 Promissory Notes, nor did they deny that [ ] Naveen [ ] executed the Guarantee (sic)." (Response, pg. 21). Although such statement may be accurate, MMG claimed that there were defaults in payment of the amounts due under Notes I, II, and III and the Personal Guaranty, all of which the Respondents denied.

the Merger Agreement provides for the recovery of attorneys' fees and expenses to Reliability, but assert that no such recovery is available because of the "Cap" under Section 9.06 (c) and the "unequivocal and unqualified language" of Section 9.10. The Respondents further contend that Tsahalis, Speck, and LSVM are not entitled to any recovery because they are not parties to the Merger Agreement, nor are they "Affiliates" or "Representatives" of either Reliability or Eberwein as contemplated by the Merger Agreement. Finally, the Respondents contend that although Eberwein is a party to the Merger Agreement and is specifically named as indemnitee in Section 9.02, he cannot recover any attorneys' fees and expenses because he did not file an affirmative claim seeking attorneys' fees and, in any event, such fees are barred by the "Cap" under Section 9.6 (c).[2]

(B) Analysis:

(1) MMG – It is undisputed that MMG is entitled, under Note III and paragraph (3) of the Award, to recover its collection costs, including reasonable attorneys' fees, incurred in the effort to collect Note III. Further, Section 9.02 of the Merger Agreement provides that "if the Closing occurs," the indemnification obligation arises in favor of "Reliability, Reliability's Affiliates, Mr. Eberwein, Mr. Eberwein's Affiliates, and each of their respective Representatives." (Emphasis added). At the Closing, which occurred on October 29, 2019, the Merger was consummated whereby MMG became the "Surviving Corporation" of its merger with the Merger Sub and a wholly owned subsidiary of Reliability. See Sections 2.01, 2.02, and 2.06 of the Merger Agreement. As a wholly-owned subsidiary of Reliability, MMG is an "Affiliate" of Reliability under Section 1.01 (e) of the Merger Agreement. Therefore, as a Reliability Affiliate,

[2] The only mention by the Respondents of MMG's right to recovery of attorneys' fees and expenses under the Merger Agreement is that MMG was not an "Affiliate" or "Representative" or Reliability as contemplated by the Merger Agreement. As will be discussed, *infra*, post-merger MMG was an Affiliate of Reliability under the Merger Agreement.

MMG is entitled under Section 9.02 to recover its attorneys' fees and expenses incurred or sustained with respect to or by reason of "any inaccuracy in or breach of any of the representations or warranties of… the Shareholders contained in this Agreement [or] any Transaction Document" (Section 9.02 (a)), or "any breach or non-fulfillment of any covenant, agreement or obligation to be performed by… the Shareholders pursuant to this Agreement or pursuant to any Transaction Document" (Section 9.02(b)).

(2) Reliability – It is also undisputed that Reliability is entitled to recover its attorneys' fees and expenses under Section 9.02 of the Merger Agreement and paragraph (6) of the Award. The Respondents' argument that such recovery is precluded by Sections 9.06 (c) and 9.10 of the Merger Agreement will be discussed in Section II, below.

(3) Tsahalis, Speck, and LSVM – The Respondents argue that Tsahalis, Speck, and LSVM are not entitled to indemnity under the Merger Agreement because they are not parties to the Merger Agreement, nor are they intended to be third party beneficiaries under Section 10.08. The Arbitrator disagrees. Section 9.02 expressly provides for indemnification of individuals or entities who are not parties to the Merger Agreement, namely, Reliability's and Eberwein's respective "Affiliates" and "Representatives." Moreover, Section 10.08, which prohibits the conferring of any rights to third party beneficiaries, specifically excludes from such prohibition "Article IX" of the Merger Agreement, and thus excludes Section 9.02.

Section 1.01 (e) sets forth the definition of "Affiliate," as used in the Merger Agreement:

> (e) "Affiliate" of a Person means any other Person that directly or indirectly, through one of more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

Section 1.01 (mmmm) sets forth the definition of "Representative" as used in the Merger Agreement:

> (mmmm) "Representative" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

In their Circuit Court Counterclaim and their original Arbitration Answer/Counterclaim, the Respondents admitted that LSVM is a company that is wholly owned by Eberwein. As a wholly-owned company of Eberwein, LSVM is controlled by Eberwein and thus is an "Affiliate" of Eberwein. Accordingly, LSVM is entitled to recovery of its attorneys' fees and expenses under Section 9.02.

As a result of the Merger Agreement, Tsahalis and Speck, who had been officers and directors of pre-merger MMG, became officers and directors of Reliability. A significant part of the Respondents' Third-Party Claims against Tsahalis and Speck involve the latters' actions as directors of Reliability. (Award, pgs. 58-61.) As directors of Reliability, Tsahalis and Speck are "Representatives" of Reliability under Section 1.01 (mmmm) and thus entitled to recovery of their attorneys' fees and expenses under Section 9.02.

Nevertheless, the Respondents contend that several of their claims against Tsahalis and Speck involved their actions as officers and directors of pre-merger MMG, at which time they were not "Representatives" of Reliability. Although some of the Respondents' claims against Tsahalis and Speck involved the latters' actions as officers and directors of pre-merger MMG, such claims were inextricably intertwined with the fraud perpetrated on Reliability that began during the negotiations leading up to the Merger Agreement and thereafter through the Closing[3].

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[3] For example, the Respondents' claims against Tsahalis and Speck regarding the Waiver Agreement refers to actions taken by Tsahalis and Speck after the Merger Agreement was executed, but prior to Closing, and involved the Respondents' attempt to take over the Reliability Board in order to cancel their debts to MMG, and thus further perpetuate the fraud. (See Award, pgs. 51-52, 56-57.) Similarly, the Respondents' claims against Speck regarding

Therefore, the attorneys' fees and expenses incurred by Tsahalis and Speck in defending their actions as officers and directors of pre-merger MMG are recoverable in their capacity as Representatives of Reliability.

Finally, the Respondents argue that Tsahalis, Speck, and LSVM are not entitled to any indemnity or recovery of any costs, expenses, or attorneys' fees because, as third-party defendants, they did not submit any claims in this case. (Response, pg. 28.) Again, the Arbitrator disagrees. As determined above, Tsahalis, Speck, and LSVM are entitled to indemnification under Section 9.02. Section 9.02 provides for indemnification of "any and all Losses (in each of the following cases, together with any out-of-pocket fees and expenses, including attorneys' and accountants' fees)." Under Section 1.01 (uu), "'Losses' means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees…" There is no language in section 9.02 or 1.01 that limits the Losses for which indemnification is provided to affirmative or monetary claims filed by Tsahalis, Speck, or LSVM. The Losses sustained by Tsahalis, Speck, and LSVM are their respective attorneys' fees and costs incurred in defending against Respondents' third-party claims, which were directly related to the fraud perpetrated on Reliability and the Respondents' subsequent efforts to avoid paying their debts to MMG. Such Losses are recoverable under Section 9.02.

(4) Eberwein – Eberwein is a party to the Merger Agreement and is named as an Indemnitee under Section 9.02. The Respondents filed a third-party claim against Eberwein in this arbitration proceeding, as well as in the Circuit Court for Montgomery County, Maryland. Although the third-party claim was ultimately dismissed by the Respondents, such dismissal did not occur before

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the Personal Guaranty refers to actions taken by Speck during the negotiations leading up to the execution of the Merger Agreement, and involved the Respondents' attempt to take over the Reliability Board in order to excuse their debts to MMG, and thus further perpetuate the fraud. (See Award, pgs. 57-58.)

Eberwein incurred the attorneys' fees and costs for which recovery is being sought. Further, as explained above with regard to Tsahalis, Speck, and LSVM, the failure of Eberwein to file an affirmative or monetary claim against the Respondents does not preclude recovery of his attorneys' fees and expenses under Section 9.02.

II. **Limitations, if any, on an Award of Attorneys' Fees and Expenses**

(A) Section 9.06 (c) – The Respondents contend that the Reliability Parties are not entitled to recover any attorneys' fees and expenses because of the Cap of $1,000,000 for the Respondents' indemnification obligation under Section 9.06(c) and the award of $1,000,000 to Reliability in contract damages in paragraph (5) of the Award. In the guise of an argument against the award of attorneys' fees and expenses, the Respondents are in effect asserting that the Cap in section 9.06 (c) precludes the award of fraud damages in paragraph (6) of the Award.

In the Award, the Arbitrator expressly determined that Section 9.09 provides an exception to the Cap of $1,000,000 under Section 9.06 (c) for "actual and intentional fraud." The Arbitrator pointed to the following language of Section 9.09:

> Section 9.09 Exclusive Remedy. **In the event that the Closing occurs, the indemnification provisions contained in this Article IX shall be the sole and exclusive remedy of the Parties with respect to the Contemplated Transactions for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements of the Parties hereto or any other provision of this Agreement or arising out of the Contemplated Transactions except…(ii) with respect to a Party, an actual and intentional fraud with respect to this Agreement and the Contemplated Transactions.** (Award, pgs. 47-48) (bold in the Award)

The Arbitrator then found that "the fraud heretofore determined regarding Notes I, II, and the Personal Guaranty constitute(s) 'actual and intentional fraud' under Section 9.09 and thus the indemnification liabilities under Section 9.02 was not limited by the Cap of $1,000,000 under Section 9.06(c). Therefore, the Arbitrator entered an award "for fraud damages in the amount of $4,327,127 (Note I, which includes the Personal Guaranty - $3,484,315, plus Note II – $842,812),

plus interest thereon at the rate of 6% per year from August 31, 2022, 'together with any out-of-pocket fees and expenses, including attorneys' and accountants' fees.'" (Award, pgs. 47-48, 66) (footnotes omitted)

It logically follows that if the Cap of $1,000,000 for the indemnification liability under Section 9.06(c) does not limit the award of fraud damages to Reliability under Sections 9.02 and 9.09, neither does the Cap limit the recovery of attorneys' fees and expenses by the Reliability Parties under those sections. Therefore, in light of the language of Section 9.09, the factual findings of fraud set forth in the Award, and the award of fraud damages in favor or Reliability, the Reliability Parties are entitled to recover attorneys' fees and expenses under Section 9.02 without regard to the limitation on indemnification liability in Section 9.06(c).

(B) Section 9.10 – The Respondents argue that no other damages, other than the agreed upon Cap under Section 9.06(c), are allowed under Section 9.10 of the Merger Agreement, notwithstanding the exceptions in section 9.09. Specifically, the Respondents contend:

> As stated in Section 9.10, it is unequivocal that the parties agreed that regardless of the claim alleged, other than the agreed upon indemnity in section 9.06 or the other relief equitable remedies (including recission) allowed under Section 9.09 of the Merger Agreement, the aggrieved party is not entitled to the recovery of any "**SPECIAL, GENERAL, INDIRECT, CONSEQUENTIAL, OR PUNITIVE OR EXEMPLARY DAMAGES**," in any other "event." (Response, pg. 31)

The Respondents conclude that "attorneys' fees, costs, and expenses" cannot be recovered because they "are nothing more than direct damages flowing from any breaches of any obligations related to the Merger Agreement or the Related Transactions." (Response, pg. 32.)

Similar to their argument regarding the Cap in Section 9.06 (c), the Respondents are challenging the right of the Reliability Parties to recovery of attorneys' fees and expenses by claiming that Reliability is not entitled to an award of fraud damages in paragraph (6) of the Award. As set forth in the Award and repeated above, the Arbitrator determined that Section

9.09 provides for an exception to the Cap of $1,000,000 under Section 9.06(c) for "the indemnification provisions contained in this Article IX" where there is "with respect to a Party, an actual and intentional fraud with respect to this Agreement and the Contemplated Transactions." The Arbitrator then found, by clear and convincing evidence, that with respect to Naveen and/or Valleru, parties to the Merger Agreement, there was "actual and intentional fraud" regarding the confirmation of Notes I and II and the execution of the Personal Guaranty, and that as a result of such fraud Reliability sustained damages of $4,327,127.

The Respondents' invocation of Section 9.10 in their Response does not in any way affect the validity of the award of fraud damages in paragraph (6) of the Award. The Respondents' interpretation of Section 9.10, which would allow for direct contract damages up to the Cap of $1,000,000 in Section 9.06(c) and the equitable remedies set forth in Section 9.09(i), but would exclude the express provision for direct fraud damages under Section 9.09(ii), violates the canon of contract construction that requires effect to be "given to every word in the instrument to be construed, whether it be a will, a contract, a statute, or a constitution." Funkhouser v. Spahr, 102 Va. 306, 311, 46 S.E. 378, 380 (1904). In other words, the Respondents' interpretation of Section 9.10 would render Section 9.09(ii), and only that section, superfluous. As correctly pointed out by the Reliability Parties, "the only reasonable construction of Section 9.10 is that it applies to all other types of damages that do not fall within the scope of the express contractual indemnification for "Losses" contemplated by, and laboriously set out in Meger Agreement Article IX." (Reply, pg 17.)

**III. What Attorneys' Fees and Related Costs are Recoverable**

As indicated above, the Reliability Parties are entitled to recover their attorneys' fees and expenses under Note III and/or under Section 9.02 of the Merger Agreement. In their Petition,

the Reliability Parties set forth the attorneys' fees and related costs incurred by them regarding Note III and the fraud found in the Award, as follows:

(1) Exhibits B-D – statements of Offit Kurman, P.A. setting forth hourly rates, time entries, and explanation of services regarding three matters: Exhibit B – MMG's collection efforts for the Notes and Personal Guaranty, the affirmative fraud claims of Reliability, the Reliability Parties' defense of the Counterclaims and Third-Party Claims, the improper shareholders' meeting on February 28, 2020, and the representation of the Reliability Parties in the Circuit Court for Montgomery County and these arbitration proceedings; Exhibit C – the VREH bankruptcy; and Exhibit D – the VREH bankruptcy appeal.

(2) Exhibits E-I – statements of Offit Kurman, P.A., setting forth hourly rates, time entries, and explanation of services regarding: Exhibit E - Reliability; Exhibit F – LSVM; Exhibit G – Tsahalis; Exhibit H – Speck; and Exhibit I – Eberwein (all for services prior to January 2021.)

(3) Exhibits J-L & P – Exhibits J – invoices of the law firm of Ballard Spahr, which represented MMG and Reliability during February and March of 2020 prior to the involvement of Offit Kurman, P.A.; Exhibit K – Affidavit of Brent Perry, Esq., partner in the law firm of Burford Perry, LLP, and the invoices for services rendered on behalf of Reliability in the Texas litigation against Respondents; Exhibit L – Affidavit of Thomas J. Fleming, Esq., partner in the law firm of Olshan Frome Wolosky ("Olshan") and the invoices for services rendered on behalf of Reliability in the New York litigation against the Respondents; and Exhibit P – Affidavit of James M. Hoffman, Esq., partner in the law firm of Offit Kurman, P.A.

All of the exhibits referenced above, Exhibits B through L and P are incorporated by reference in this Supplemental Award of Attorneys' Fees and Expenses. The Reliability Parties are seeking to recover a total of $1,107,644.74 in attorney fees and related costs. The Reliability

Parties are also seeking recovery of expenses for expert witnesses, deposition costs, and arbitration fees, which will be set forth below in Section V.

(4) Analysis (Exhibits B-I) – The Arbitrator has reviewed the statements of Offit Kurman, P.A. contained in Exhibits B through I, with the Affidavit of James M. Hoffman in Exhibit P, and finds that all of the legal services set forth in such statements were incurred in relation to the collection of Note III and/or the fraud found in the Award.

The fraud began with the confirmation of Notes I and II by Naveen, without any intention to pay them, and the execution of the Personal Guaranty, without the intention to honor it. That fraud induced Reliability to enter into the Merger Agreement. Thereafter, Naveen and Valleru, either individually or as owners of Vivos and VREH, failed and refused to pay the Notes and Personal Guaranty thereby prompting MMG's collection efforts. The Respondents also sought to "complete" the fraud by (1) attempting to take over the Board of Reliability at the improper February 28, 2020 shareholders' meeting in order to cancel the debts due to MMG, and (2) filing Counterclaims and Third-Party Claims against the Reliability Parties in order to overcome the resistance of the Reliability Parties to the Respondents' attempted takeover of the Reliability Board. Therefore, MMG's efforts to collect the Notes and Personal Guaranty, Reliability's affirmative claim for fraud, and the Reliability Parties' defense to the Counterclaims and Third-Party Claims are all related to, and inextricably intertwined with, the "actual and intentional fraud" found by the Arbitrator "with respect to this Agreement and the Contemplated Transactions.) Although Notes I and II, and the Personal Guaranty, do not contain a provision that authorizes the recovery of attorneys' fees and expenses, those documents are the basis of the fraud perpetrated on Reliability, and thus such attorneys' fees and expenses are recoverable with the fraud damages under Section 9.02.

(5) Analysis (Exhibit J) – The Arbitrator has reviewed the invoices of Ballard Spahr in Exhibit J as well as the Affidavit of James M. Hoffman regarding the same in Exhibit P, and finds that all of the legal services set forth on such invoices were incurred in relation to the collection of Note III and/or the fraud found in the Award. The invoices are divided into two categories (1) Breach of Contract, and (2) Securities Litigation. The Breach of Contract refers to the legal services rendered regarding the collection of the Notes and Personal Guaranty. As stated above, the collection efforts regarding Notes I, II, and the Personal Guaranty were necessitated by the fraud perpetrated by Naveen and Valleru, and thus the attorneys' fees and costs incurred thereby are recoverable with the fraud damages under Section 9.02. The Securities Litigation involves the legal services rendered regarding the purported meeting of the Reliability shareholders on February 28, 2020 and the events before and after such meeting. As stated above, the purported shareholders' meeting was part of the efforts of the Respondents to "complete" the fraud by taking over the Board of Reliability in order to cancel the debts due to MMG. Accordingly, the attorneys' fees and related costs incurred thereby are recoverable with the fraud damages under Section 9.02.

(6) Analysis (Exhibit K) – The Arbitrator has reviewed the Affidavit of Brent Perry, Esq. and the invoices of Burford Perry, LLP for legal services rendered to Reliability in Exhibit K, and finds that all of the legal services set forth therein were incurred in relation to the fraud found in the Award. The legal services rendered by Burford Perry involved the litigation in Texas whereby Reliability obtained an injunction barring the improper shareholders' meeting on February 28, 2020. But for that injunction, the Respondents would have completed their fraud by removing Speck and Tsahalis from Reliability's Board and installing a Board that would have canceled the debts due to MMG. Accordingly, the attorneys' fees and related costs charged by

Burford Perry for the Texas litigation are recoverable with the award of fraud damages under Section 9.02.

(7) Analysis (Exhibit L) – Finally, the Arbitrator has reviewed the Affidavit of Thomas Fleming, Esq. and the invoices of Olshan for legal services rendered to Reliability in Exhibit L, and finds that all of the legal services set forth therein were incurred in relation to the fraud found in the Award. The legal services rendered by Olshan involve the improper shareholders' meeting on February 28, 2020, and Reliability's efforts, including litigation in New York, to compel arbitration to resolve the same issues addressed in this case. The legal services related to the improper shareholders' meeting and Reliability's efforts to compel arbitration were necessitated by the Respondents' continued efforts to complete the fraud found in the Award. Accordingly, the attorneys' fees and related costs charged by Olshan are recoverable with the award of fraud damages under Section 9.02.

**IV. The Reasonablenesss of the Attorneys' Fees Requested by the Reliability Parties**

Section 10.11 of the Meger Agreement provides that the Merger Agreement is governed by Virginia law. Under Virginia's Rule of Professional Conduct 1.5(a) the reasonableness of a fee is determined by the application of the following factors to the facts of a particular case:

> (1) the time and labor required, the novelty and difficulty of the questions involved, and the skill requisite to perform the legal service properly;
>
> (2) the likelihood, if apparent to the client, that the acceptance of the particular employment will preclude other employment by the lawyer;
>
> (3) the fee customarily charged in the locality for similar legal services;
>
> (4) the amount involved and the results obtained;
>
> (5) the time limitations imposed by the client or by the circumstances;
>
> (6) the nature and length of the professional relationship with the client;

(7) the experience, reputation, and ability of the lawyer or lawyers performing the services; and

(8) whether the fee is fixed or contingent.

In their Petition, the Reliability Parties set forth an extensive analysis of the above factors as applied to this case. In their Response, the Respondents do not challenge that analysis. The Arbitrator has reviewed the analysis by the Reliability Parties and hereby adopts the same as part of this Supplemental Award of Attorneys' Fees and Expenses. Attached hereto and incorporated herein by reference is Exhibit 1, which contains Paragraph IV B of the Petition, pgs. 13-19.

Based on the above application of the factors of Rule 1.5(a) to the facts of this case, the Arbitrator finds that the attorneys' fees and related costs set forth in Exhibits B through L of the Petition are fair and reasonable. Therefore, the Reliability Parties are entitled to recover $1,107,644.74.

**V. Other Expenses and Interest**

Under Section 9.02 of the Merger Agreement, the Reliability Parties are entitled to recover "any and all Losses (in each of the following cases, together with any out-of-pocket fees and expenses, including attorneys' fees and accountants' fees)." The Reliability Parties claim that as a part of their "Losses" they are entitled to recover their accountants' fees associated with expert witness Scott Sievers's (McLean Group) report, preparation, and testimony in the amount of $31,975.00 (Exhibit M), deposition transcript costs (Veritext), in the amount of $17,321.03 (Exhibit N), and the fees and costs of the Arbitrator (The McCammon Group) in the amount of $52,147.88 (Exhibit O). Exhibits M-O are incorporated herein by reference.

The Respondents counter by claiming that the accountants' fees from the McLean Group (Exhibit M) relate to the valuation of the IQS assets as required by the terms of the IQS agreement, and not to the collection of Note III or any breach of the Merger Agreement. The

Respondents also contend that the Veritext invoices (Exhibit N) and The McCammon Group invoices (Exhibit O) are not recoverable because of the prohibition against recovery of "special, general, indirect, consequential, or punitive or exemplary damages" under Section 9.10.

The Reliability Parties respond that the McLean Group invoices relate to the testimony of M. Sievers in this case regarding the value of Reliability, and not the value of the IQS assets, and that such valuation relates to the defense of Tsahalis and Speck to the Respondents' Third-Party Claims. The Reliability Parties also assert that the Veritext invoices are not "damages" subject to the prohibition of Section 9.10 but are "Losses," subjective to indemnification under Section 9.02.

The Arbitrator has reviewed the invoices for the accountants' fees (Exhibit M), the deposition costs (Exhibit N), and the Arbitrator's fees (Exhibit O) and incorporates those exhibits herein by reference. The Arbitrator finds that the accountants' fees were incurred in the defense of Tsahalis and Speck to the Third-Party Claims of the Respondents in this case. As indicated above, the Respondents' Third-Party Claims were precipitated by, and inextricably intertwined with, the fraud found in the Award. Accordingly, the Reliability Parties are entitled to recover the fees and costs set forth in Exhibit M under section 9.02 of the Merger Agreement.

Regarding the deposition costs and the Arbitrator's fees, the Arbitrator finds that such costs and fees are recoverable by the Reliability Parties as a part of their "Losses" incurred as a result of the collection of Note III and for the fraud found in the Award under Section 9.02, as well as the out-of-pocket fees and expenses included in the award of fraud damages to Reliability. Section 9.10 does not preclude the recovery of these fees and expenses not only because they are "Losses" and not "damages," but, as stated above, because Section 9.10 does not prevent the entry of an award of fraud damages. Accordingly, the Reliability Parties are

entitled to recover the deposition costs and Arbitrator's fees as set forth in Exhibits N and O, respectively.

Finally, MMG seeks an award of interest on the previous awards entered by the Arbitrator in the Award regarding Notes I, II, and III, and Reliability seeks an award of interest on the fraud damages entered by the Arbitrator in the Award. In the awards regarding Notes I-III and fraud, the Arbitrator expressly provided for interest on those awards, including the rates of interest and the dates from which the interest would accrue. The actual amounts of interest that would be due will depend on when and how much is collected by the Rehabilitative Receiver on each award. Therefore, the Arbitrator finds that it is premature to enter any award of interest and will leave the determination of such interest to the Receiver at the time that payments are made, subject to review thereof by the Arbitrator at the request of any party.

**VI. Summary**

In sum, the Arbitrator finds and concludes that the Reliability Parties are entitled to recover the following attorneys' fees and expenses under Note III, Sections 9.02 and 9.09 of the Merger Agreement, and/or the Award:

| | |
|---|---|
| Exhibit B | $665,313.13 |
| Exhibit C | $62,083.50 |
| Exhibit D | $2,621.50 |
| Exhibit E | $20,542.41 |
| Exhibit F | $8,600.00 |
| Exhibit G | $18,138.91 |
| Exhibit H | $22,726.41 |
| Exhibit I | $4,644.00 |

| | |
|---|---|
| Exhibit J | $15,000.00 |
| Exhibit K | $138,228.35 |
| Exhibit L | $149,746.53 |
| Exhibit M | $31,975.00 |
| Exhibit N | $17,321.03 |
| Exhibit O | $52,147.88 |
| Total | $1,209,088.65 |

In their Petition, the Reliability Parties stated that Reliability provided indemnification for the Counterclaim and Third-Party Claim Defendants (MMG, Tsahalis, Speck, Eberwein, and LSVM) by paying their respective attorneys' fees and costs claimed herein. It is unclear, however, whether Reliability paid all of the attorneys' fees and costs of the other Reliability Parties claimed herein, and any such indemnification is beyond the scope of this arbitration proceeding. Consequentially, for the sake of clarity in the award and the enforcement thereof, the Arbitrator will enter an award of attorneys' fees and expenses in favor of Reliability, individually and as agent for the other Reliability Parties, as their interests may exist between them. The parties responsible to pay this award of attorneys' fees and expenses will be the Shareholders and Shareholders under the Merger Agreement.

**AWARD**

Based on the findings of fact and conclusions of law set forth above, the Arbitrator hereby enters an award of attorneys' fees and expenses in favor of Reliability, Inc., individually and as agent for Maslow Media Group, Inc., Nicholas Tsahalis, Mark Speck, Jeffrey Eberwin, and Lone Star Value Management, LLC, as their interests may exist between them, and against Naveen Doki, Silvija Valleru, Shirisha Janumpally, individually and as Trustee of Judos Trust,

and Kaylan Pathuri, as Trustee of Igly Trust, jointly and severally, in the amount of $1,209,088.65.

Patrick L. Woodward

October 27, 2023
Date

Patrick L. Woodward, Arbitrator

# EXHIBIT 1

**B. THE FACTORS AS APPLIED TO THIS CASE**

**1. THE TIME AND LABOR REQUIRED, THE NOVELTY AND DIFFICULTY OF THE QUESTIONS INVOLVED, AND THE SKILL REQUISITE TO PERFORM THE LEGAL SERVICE PROPERLY.**

As explained in the introduction, this was a time intensive case, with extensive pleadings raising many legal issues often under foreign state law. For example, the concept of corporate waste under Texas law was novel in that there is not a vast body of Texas corporate law on the issue. All issues in this case – down to even the fairly mundane issues such as interest rates – were hotly contested. Granted, respondents waived certain of their claims against Tsahalis, *et al.*, but this did not occur until the first or second day of the hearing. In terms of "time required," this case, which has been pending in one form or another since February 25, 2020, is still pending. The Award itself exemplifies the complexity and difficultly of this case, and there are still more portions of the Award yet to come.

With respect to the labor involved, over a period of approximately two and a half weeks, ending shortly before the hearing, the parties took seventeen (17) depositions, many of which were read or played into evidence. The hearing occurred almost immediately thereafter, and lasted approximately five (5) days spread over a period of two weeks, followed by extensive briefing, hours of closing arguments, and subsequent briefing on issues including receivership and amendment of the award. Petitioners will not belabor the point because Your Honor witnessed much of this and crafted a 68-page Award chronicling this factually detailed and complex case. Not only that, but to get this far, the matter required litigation in Texas and New York.

### 2. THE LIKELIHOOD, IF APPARENT TO THE CLIENT, THAT THE ACCEPTANCE OF THE PARTICULAR EMPLOYMENT WILL PRECLUDE OTHER EMPLOYMENT BY THE LAWYER.

Typically, this factor does not weigh heavily in cases like this and is more apt in circumstances where the lawyer cannot take on other work due to the intensity or notoriety of the case involving the fee request. While that is not exactly the case here, it is true that between February and April 2022 when the hearing concluded, undersigned counsel were preoccupied with this case. The large Offit Kurman bills (matter 00002) for those months reflect this.

### 3. THE FEE CUSTOMARILY CHARGED IN THE LOCALITY FOR SIMILAR LEGAL SERVICES

During the course of the billing, Offit Kurman attorney's and paralegals charged Maslow and Reliability the rates (with rate increases reflected) ordinarily charged to their clients in commercial litigation cases as reflected below:

| Attorney | Initial Rate | Date/New Rate #1 | Date/New Rate #2 | Date/New Rate #3 |
|---|---|---|---|---|
| James M. Hoffman | $475.00 | 1/13/22<br>$485.00 | 2/2/23<br>$535.00 | |
| Eric J. Pelletier | $430.00 | 1/12/21<br>$450.00 | 8/3/22<br>$475.00 | 2/20/23<br>$495.00 |

| | | | | |
|---|---|---|---|---|
| Alfredo Acin | $385.00 | | | |
| Mark J. Dimenna | $370.00 | | | |
| Paraprofessional<br><br>(Dawn Ramos) | $125.00 | | | |
| Frances C. Wilburn | $435.00 | 10/21/22<br>$450.00 | 3/23/23<br>$480.00 | |
| Miriam Margulies (Paraprofessional) | $200.00 | | | |

These rates are reasonable for this locality, and, with respect to Messrs. Hoffman and Pelletier (who did the vast majority of the work) are under-market rates. As a point of reference, the U.S. District Court for the District Court of Maryland has an "Appendix B" to its Local Rules contains guidelines for billings Lawyers admitted to the bar for twenty (20) years or more in a range of $300-$475. James Hoffman has been admitted to the bar of the Supreme Court of Maryland since December 1985, and Eric Pelletier since December 1995. Ms. Wilburn and Mr. Dimenna were admitted to the bar of the Supreme Court of Maryland in 2008 and 2010, respectively. Ms. Wilburn and Mr. Acin were admitted to the bar of the Supreme Court of Virginia in 2008. Offit Kurman's rates are reasonable.

**Exhibit K** is the Affidavit of Brent C. Perry, who is a partner with the law firm Burford Perry, LLP ("Burford").[2] Mr. Perry's affidavit describes the nature of the work that Burford

[2] This information is provided for Your Honor's general reference. This matter arbitrated claims that the parties first brought in court in Maryland, and which were later arbitrated in Maryland. Petitioners assert that the reasonableness of fees is a determination to be made by a court, or in this case, the arbitrator, and that no expert opinion is necessary. *See Zachair, Ltd. v. Driggs*, 762 A.2d 991, 1010, 135 Md.App. 403, 438 (2000) ("Driggs and TDC direct us to no authority that would suggest that expert testimony is necessary to establish that attorney fees are reasonable, and we are aware of no such authority.")

performed for Reliability in Houston, Texas, which also is reflected in the copies of the Burford invoices attached in that same Exhibit. **Exhibit K** at ¶¶3-4. Mr. Perry states in his Affidavit that Burford's fees charged to Reliability were reasonable, and that hourly rates are those customarily charged for similar business litigation work in Houston, Texas. *Id*, at ¶5.

Likewise, **Exhibit L** is the Affidavit of Thomas J. Fleming, who is a partner with the Olshan law firm. Mr. Fleming's affidavit describes the nature of the work that Olshan performed for Reliability In New York City, New York, which also is reflected in the copies of the Olshan invoices attached in that same Exhibit. *Id.*, at ¶3-4. Mr. Fleming opines that Olshan's fees charged to Reliability were reasonable, and that hourly rates are those customarily charged for similar business litigation work in New York City, New York. *Id.*, at ¶5.

## 4. THE AMOUNT INVOLVED AND THE RESULTS OBTAINED

Maslow proved its case and the Award it received was $5,093,981. Reliability proved its case, and the Award was $5,327,127 (which includes $1,000,000 of stock) plus, fees. Your Honor awarded Maslow and Reliability every penny of damages that they requested. The results obtained were excellent. More importantly, for purposes of this Petition, the attorney's fees incurred were not disproportionate to the results obtained; there is no genuine basis to reasonably proclaim that this case was "over-lawyered."

In the Circuit Court Counterclaim, the Respondents sued Reliability, Tsahalis, Speck Eberwein, and LSVN alleging that Respondents had suffered over $100,000,000.00 in damages following the closing on the merger in this case. Ultimately, in the arbitration, Respondents withdrew their monetary claim, and Petitioners defeated all of Respondent's non-monetary claims. Petitioners overwhelmingly prevailed in this action.

The same is true of litigation in Texas (which precluded Respondents' takeover of Maslow and Reliability), and in New York. The fundamental outcome of this case was that the

Respondents are not able to take over Reliability, and thus are not currently able to excuse their debts to Maslow and Reliability. Moreover, the Respondents will not have control of Maslow or Reliability until the Respondents pay their debts. This was, in a manner of speaking, a "bet the company" case. The Petitioners received excellent results.

### 5. THE TIME LIMITATIONS IMPOSED BY THE CLIENT OR BY THE CIRCUMSTANCES

Item IV. B. 2, *supra*, addresses this this factor.

### 6. THE NATURE AND LENGTH OF THE PROFESSIONAL RELATIONSHIP WITH THE CLIENT

Prior to this case, the undersigned individual counsel had not previously represented Maslow or Reliability, which means that there was no history from which counsel could rely upon as a knowledge base.[3] Nevertheless, Offit Kurman made a downward, discretionary adjustments (including a $15,000.00 discount for the month of April 2022, alone as a courtesy to its clients, which are excluded from the total sought here.

### 7. THE EXPERIENCE, REPUTATION, AND ABILITY OF THE LAWYER OR LAWYERS PERFORMING THE SERVICES

Because of the nature of the issues discussed above, in order to adequately represent Maslow, Reliability, and the Individuals during these proceedings, their counsel required an expertise in corporate law, securities laws, commercial litigation, fraud, and receivership law. Significant experience and skill was required in order to properly perform the legal services required by Maslow, Reliability, and the Individuals in this complex case. Both Mr. Hoffman and Mr. Pelletier enjoy excellent reputations in the legal community.

[3] Attorneys previously affiliated with Offit Kurman performed employment services in 2011 and 2015 for Maslow. Those attorneys ceased working at Offit Kurman before Ballard Spahr referred Maslow to Offit Kurman for collection on the Notes and the Guaranty in 2020.

James M. Hoffman has practiced corporate law, bankruptcy law, receivership law and commercial litigation for more than thirty-five (35) years and has been involved in numerous complex cases involving corporate governance, corporate transactions, termination of employees, recovering funds and litigation. He has acted as general corporate counsel and/or litigation counsel to multiple entities and has represented bankruptcy trustees and receivers for more than twenty-five (25) years. Mr. Hoffman has received the following recognition in areas including corporate law, bankruptcy, and bankruptcy litigation: (i) Washingtonian Top Lawyer, 2020 – Present; (ii) Martindale-Hubbell's AV Preeminent® Top Rated Lawyers, 2019; (iii) Best Lawyers in America, 2013 – Present; (iv) Maryland Super Lawyer, 2014 – Present; and (v) Bethesda Magazine Top Attorneys 2021 – Present.

Eric Pelletier is a member of the bars of the highest courts of Maryland (1995), the District of Columbia (1998), and Colorado (1997 – inactive) bars, as well as the bars of several federal trial and appellate courts. From 2015 to 2021, and 2024[4] Mr. Pelletier has been named to Maryland Super Lawyers, as well as to District of Columbia Super Lawyer at several points during that same period. Since approximately 2005, Mr. Pelletier has predominately practiced business litigation, although he has significant experience in various other areas of law, including employment law, real estate litigation, and estate and trust litigation. Mr. Pelletier has several published decisions, most recently, *Aleti v. Metro. Baltimore, LLC.*, 479 Md. 696, 279 A.3d 905 (2022), in which effectively defeated a multi-million dollar claim by a putative class of 304 tenants, who rented apartments in an unlicensed building at 10 light Street, in Baltimore, and who were unsuccessful in their suit seeking to force a refund of nearly one year of rent from Mr. Pelletier's clients.

[4] 2024 – not a typographical error.

## 8. WHETHER THE FEE IS FIXED OR CONTINGENT

Not applicable.

**CERTIFICATE**

I certify that a copy of the Award was forwarded to counsel via email this 27th day of October, 2023.

October 27, 2023
Date

Patrick L. Woodward, Arbitrator